RESIDENT PARTNERS

Lee Edwards
Alan D. Seem
Admitted in New York

via edgar	September 19, 2012
Re:	China Mass Media Corp.

Amendment No. 1 to Schedule 13E-3

Filed on September 7, 2012 by China Mass Media Corp., et. al.

File No. 005-84173

David L. Orlic Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Orlic:

On behalf of China Mass Media Corp., a Cayman Islands corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 12, 2012 with respect to Amendment No. 1 to Schedule 13E-3, File No. 005-84173 (“Amendment No. 1”) filed on September 7, 2012 by the Company and the filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses are references to page numbers in Amendment No. 2 to Schedule 13E-3 (“Amendment No. 2”) filed concurrently with the submission of this letter. In addition, a marked copy of Schedule Amendment No. 2 indicating changes against the Amendment No. 1 is being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment No. 2.

We represent the special committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of China Mass Media Corp., Shengcheng Wang, China Mass Media Holdings Limited, CMM Holdings Limited, Arctic Spring Limited or Happy Indian Ocean Limited, such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

ABU DHABI     |     BEIJING      |      BRUSSELS     |     DÜSSELDORF     |     FRANKFURT     |      HONG KONG      |     LONDON      |     MILAN      |     MUNICH     |      NEW YORK
PALO ALTO     |     PARIS      |      ROME      |      SAN FRANCISCO     |     SÃO PAULO     |     SHANGHAI      |      SINGAPORE      |      TOKYO     |     TORONTO      |     WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Page 2	September 19, 2012

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 in response to the Staff’s comments.

* * *

General

1.	We note your response to prior comment 1. Please confirm that Mr. Wang has sole voting and investment power with respect to 100% of the equity securities of each of Arctic Spring Limited and Happy Indian Ocean Limited.

The Company respectfully advises the Staff that Seven Continents Anstalt, an entity established in Liechtenstein, is the ultimate shareholder and has the power to vote the equity securities of Happy Indian Limited. Rothschild Trust New Zealand Limited, as the trustee of the Wong-Chang Family Trust, is the ultimate shareholder and has the power to vote the equity securities of Arctic Spring Limited. All of Seven Continents Anstalt, Wong-Chang Family Trust, Happy Indian Ocean Limited and Arctic Spring Limited are part of the structure that was established for the benefit of Mr. Wang and his family.

However, please note that Mr. Wang has the sole voting and investment power with respect to the shares of the Company held by Arctic Spring Limited and Happy Indian Ocean Limited, as set out in note 3 on page 88 of Amendment No. 2.

2.	We note your response to prior comment 2. Please place the legend required by Rule 13e-3(e)(1)(iii) on the front cover page of your disclosure document (that is, the notice to shareholders). This legend currently appears on page 3 of the notice, instead of page 1.

In response to the Staff’s comment, the legend required by Rule 13e-3(e)(1)(iii) has been added on page 1 of the notice to shareholders in Amendment No. 2.

3.	We note your response to prior comment 3, in which you appear to state that Shearman & Sterling was retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction. Please confirm that Shearman & Sterling was not hired to represent the special committee, and that Shearman & Sterling made substantive decisions regarding the material economic and legal terms of the transaction, in each case independent of the special committee, or revise your disclosure in accordance with Item 1014(d) of Regulation M-A.

The Company respectfully advises the Staff that Shearman & Sterling LLP was retained to represent the Special Committee. In response to the Staff’s comment, the statement required by Item 1014(d) of Regulation M-A has been added on page 34 of Amendment No. 2.

Page 3	September 19, 2012

Reasons for the Merger and Recommendation of the Independent Committee…, page 29

4.	We note your response to prior comment 4. You have retained references to a “superior proposal” in several places (twice on page 32 and again on page 37). Please revise this disclosure in accordance with your response to prior comment 4, or advise us as to how this factor was considered by the filing persons, given Mr. Wang’s explicit refusal to sell his stake in the company to any third party.

In response to the Staff’s comment, the references to a “superior proposal” on page 32 and 37 have been deleted accordingly.

Certain Financial Projections, page 38

5.	We note your response to prior comment 7. You have retained a statement that no party admits or represents that the projections are material. Please advise how the parties could take this view, given that the disclosure document presents a financial analysis that depends heavily on these projections. Alternatively, please revise your disclosure.

In response to the Staff’s comment, the statement that no party admits or represents that the projections are material has been deleted on page 39 of Amendment No. 2.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 21-6136-5018 or by e-mail at alan.seem@shearman.com.

Very truly yours, /s/ Alan Seem Alan Seem

cc: Lee Edwards Shearman & Sterling LLP Stephen Peeples DLA Piper LLP